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24000614

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MAR 01 2024
Washington, DC

SEC FILE NUMBER
8-8228

8-08228

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Conners & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5080 Wooster Road Suite 300
(No. and Street)

Cincinnati (City) Ohio (State) 45226 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John A Conners (Name) 513-421-0606 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Road (Address) Cincinnati (City) Ohio (State) 45249 (Zip Code)

11/17/2009 (Date of Registration with PCAOB)(if applicable) 3876 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A Conners, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Conners & Co. Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

FREDRICK G BALLARD
Notary Public
State of Ohio
My Comm. Expires
August 12, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONNERS & CO., INC

December 31, 2023

Financial Statements

CONNERS & CO., INC
TABLE OF CONTENTS

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Conners & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Conners & Co. Inc. as of December 31, 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Conners & Co. Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Conners & Co. Inc.'s management. Our responsibility is to express an opinion on Conners & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Conners & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Conners & Co. Inc.'s financial statements. The supplemental information is the responsibility of Conners & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Conners & Co. Inc.'s auditor since 2012.
Cincinnati, OH
February 26, 2024

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash And Cash Equivalents	$	1,220
Deposits With Clearing Broker		200,163
Receivable From Clearing Broker		24,276
Securities Owned At Fair Value		535,929
Deferred Income Taxes, Net		30,000
Furniture And Equipment, Net		1,116
Right Of Use Asset		247,883
Other Assets		2,206
Total Assets	$	1,042,793

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Payable To Clearing Broker	$	524,939
Accrued Expenses		7,450
Right Of Use Liability		248,503
Total Liabilities		780,892
Shareholders' Equity		
Common Stock, No Par Value; 14,735 Shares Authorized, 6,981 Shares Issued And Outstanding		798,200
Additional Paid-In Capital		262,950
Retained Earnings (Deficit)		(799,249)
Total Shareholders' Equity		261,901
Total Liabilities And Shareholders' Equity	$	1,042,793

CONNERS & CO., INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2023

Revenue		
Commissions	$	114,576
12b-1 Fees		26,209
Extraordinary Service Fees		56,502
Trading Gain On Dealer Account		190,975
Total Revenue		388,262
Expenses		
Employee Compensation And Benefits		252,556
Clearance Paid To Non-Brokers		18,118
Communications		48,503
Occupancy And Equipment Costs		41,210
Regulatory Fees		39,310
Professional Fees And Licenses		40,757
Total Expenses		440,454
Loss From Operations		(52,192)
Other Income (Expenses)		
Other Income (Expenses), Net		(50,977)
Net Loss	$	(103,169)

CONNERS & CO., INC.
STATEMENT OF SHAREHOLDERS' EQUITY
Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings / (Deficit)	Total
Balance at January 1, 2023	$ 798,200	$ 179,000	$ (688,580)	$ 288,620
Capital Contribution	-	83,950	-	83,950
Net Loss	-	-	(103,169)	(103,169)
Distributions	-	-	(7,500)	(7,500)
Balance at December 31, 2023	$ 798,200	$ 262,950	$ (799,249)	$ 261,901

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

Cash Flows From Operating Activities		
Net loss	$	(103,169)
Reconciliation of Net Loss with Cash Flows from Operations		
Depreciation		446
Changes In		
Receivable from clearing brokers		9,338
Securities owned at fair value		(13,767)
Prepaid Expenses and Other Assets		874
Right of Use Asset - Operating Leases		19,915
Operating Lease Liabilities		(19,975)
Payable to clearing broker		31,232
Accrued expenses		(3,305)
Cash Used by Operating Activities		(78,411)
Cash Flows From Financing Activities		
Distributions		(7,500)
Capital Contributions		83,950
Cash Provided by Financing Activities		76,450
Net Change in Cash		(1,961)
Beginning Cash And Cash Equivalents Balance		3,181
Ending Cash And Cash Equivalents Balance	$	1,220

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's viability is dependent on the strength of the investment markets in which it operates.

It is the policy of the Company to employ U.S. generally accepted accounting principles (GAAP) in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash And Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

Deposits With Clearing Broker

The Company is required to maintain a $100,000 deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

Receivables From And Payable To Clearing And Other Broker-Dealers

Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at December 31, 2023.

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture And Equipment

Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

Securities Owned And Related Revenue

The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Mutual fund and 12b-1 fees are earned through the marketing and distribution of mutual funds and are recorded when earned.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Revenue Recognition

Significant Judgements

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commissions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting Income

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and is recorded once all the bonds are sold. The transactions represent one performance obligation, which is the sale of the bonds. The company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company need to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

Extraordinary Account Services

The Company provides extraordinary account services for certain customers. The Company enters into a written agreement with the Customer regarding these services. Each customer is provided with a fee schedule that outlines each extraordinary charge. The fee schedule provided outlines the appropriate fees related to each agreement. The Company's principals calculate and determine the transaction price. The services performed represent one performance obligation for each customer. The Company recognizes revenue when the services are complete and the invoice is generated.

There was no contract asset or liability balance at January 1, 2023 or December 31, 2023.

Other Considerations

Contracts with customers may include multiple performance obligations for which the consideration is allocated between performance obligations. Depending on the terms of the contract, the Company may defer the recognition of revenue and record a contract liability when a future performance obligation has not yet occurred.

Right Of Use Assets And Liabilities

Right of use assets and liabilities are stated at the estimated present value of all future payments, using the Company's estimated incremental borrowing rate. The assets and liabilities are amortized over the estimated economic life of the lease, on a straight-line basis.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2023. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended December 31, 2020 and after.

Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023 through February 26, 2024, which is the date the financial statements were available to be issued.

NOTE 2 - CASH AND CASH FLOW INFORMATION

At various times throughout the year, the Company may have cash in financial institutions in excess of insured limits. The Federal Deposit Insurance Corporation (FDIC) insures account balances in accounts up to $250,000 for each business depositor. Using these criteria, the Company did not have any cash in excess of insured limits as of December 31, 2023.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

LEVEL 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

LEVEL 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

LEVEL 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023.

Bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

The preceding methods described may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value at December 31, 2023.

December 31, 2023	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Bonds	$ -	$ 535,929	$ -	$ 535,929

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31, 2022
Furniture and Fixtures	$ 28,626
Equipment	28,156
	56,782
Accumulated Depreciation	(55,666)
Total Furniture and Equipment, Net	$ 1,116

NOTE 5 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $1,821,000. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at December 31, 2023. The components of deferred income taxes are as follows:

		December 31, 2021
Deferred Tax Asset	$	75,000
Valuation Allowance		(45,000)
Net Deferred Tax Asset	$	30,000

NOTE 6 - LEASE COMMITMENTS

Right of Use Asset – Operating Lease

The Company currently leases certain office space under an operating lease on a month-to-month basis from a related party. The lease can be cancelled by either party, at any time.

The Components of lease expenses that are included in the statement of income are as follows:

	Year Ending December 31, 2023
Lease expense	
Operating lease expense	28,140
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	28,200
Weighted-average remaining lease term in years for operating leases	10.33
Weighted-average discount rate for operating leases	3.20%

Maturity Analysis	Operating
2024	28,200
2025	28,200
2026	28,200
2027	28,200
2028	28,200
Thereafter	150,400
Total undiscounted cash flows	291,400
Less: present value discount	(42,897)
Total lease liabilities	248,503

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2023, the Company had net capital, as computed under Rule 15c3-1, of $191,898 which was $91,898 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $7,450 as of December 31, 2023. The Company's net capital ratio was 0.0388 to 1.

NOTE 9 - PROFIT SHARING PLAN

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended December 31, 2023.

NOTE 10 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

CONNERS & CO., INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

Computation Of Basic Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission		
Shareholders' Equity From Statement Of Financial Condition	$	261,901
Deduct Shareholders' Equity Not Allowable For Net Capital		-
Total Shareholders' Equity Qualified For Net Capital		261,901
Add Liabilities Subordinated To Claims Of General Creditors		-
Total Capital And Allowable Subordinated Liabilities		261,901
Deductions And/Or Changes		
Non-Allowable Assets		
Furniture And Equipment		(1,116)
Deferred Tax Asset; Net Of Valuation Allowance		(30,000)
Prepaid Expenses		(2,206)
Total Deductions And/Or Changes		(33,322)
Net Capital Before Haircuts On Securities Position		228,579
Haircuts On Securities		
State And Municipal Securities		-
Other Securities		36,681
Undue Concentration		-
Total Haircuts On Securities		36,681
Net Capital	$	191,898
Aggregate Indebtedness		
Items Included In Statement Of Financial Condition		
Accounts Payable And Accrued Expenses	$	7,450
Computation Of Basic Net Capital Requirements		
Greater Of 6 2/3% Of Aggregate Indebtedness Or $100,000		
6 2/3% Of Aggregate Indebtedness	$	497
Minimum Dollar Net Capital Requirement	$	100,000
Excess Net Capital	$	91,898
Percentage Of Aggregate Indebtedness To Net Capital		0.0388 to 1

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of December 31, 2023.

CONNERS & CO., INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of that Rule.

CONNERS & CO., INC
EXEMPTION REPORT
DECEMBER 31, 2023

Conners & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 as of the year ended December 31, 2023, under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the year ended December 31, 2023, without exception.

Conners & Co.

I, John Conners, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
John A. Conners, Shareholder

Date: 1/9/2024

Flynn & Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Shareholders
Conners & Co. Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Conners & Co. Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

Cincinnati, OH
February 26, 2024

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com